UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2*)

                    Under the Securities Exchange Act of 1934

                          Saratoga Beverage Group, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   803436 10 4
             -------------------------------------------------------
                                 (CUSIP Number)

                              Steven Wolosky, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                                 505 Park Avenue
                               New York, NY 10022
                                 (212) 753-7200
             -------------------------------------------------------
                       (Name, Address and Telephone Number
                             of Person Authorized to
                       Receive Notices and Communications)

                                 January 5, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)
             -------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d- 1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                       ----------------------------
CUSIP No. 803436 10 4                  13D          Page 2 of 29 Pages
-----------------------------                       ----------------------------


================================================================================
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           506,258
  OWNED BY       ---------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       -0-
                 ---------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       506,258
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     506,258
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     9.2%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*
                     PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
CUSIP No. 803436 10 4                  13D          Page 3 of 29 Pages
-----------------------------                       ----------------------------


================================================================================

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           552,512
  OWNED BY
    EACH         ---------------------------------------------------------------
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       - 0 -
                 ---------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       552,512
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       - 0 -
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     552,512
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.0%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
CUSIP No. 803436 10 4                  13D          Page 4 of 29 Pages
-----------------------------                       ----------------------------

                                  SCHEDULE 13D
                                 AMENDMENT NO. 2

The following constitutes Amendment No. 2 to the Schedule 13D previously filed by the undersigned. This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.


Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

         Item 3 is hereby supplemented as follows:

         The aggregate purchase price of $219,705 for the 46,254 shares of Common Stock owned by Mr. Lichtenstein was paid by the cashless exercise of certain options held by Mr. Lichtenstein.

Item 4.  Purpose of the Transaction.
         ---------------------------

         Item 4 is hereby supplemented as follows:

         The Issuer entered into a Stock Purchase Agreement and Agreement and Plan of Merger dated as of January 5, 2000 (the "Merger Agreement") with NCP-SBG Recapitalization Corp. and NCP-SBG, L.P., both of which are affiliates of North Castle Partners, L.L.C. On the closing of the transactions contemplated by the Merger Agreement, NCP-SBG Recapitalization Corp. will merge with and into the Issuer (the "Merger") and the Issuer shall continue as the surviving corporation (the "Surviving Corporation"). The stockholders of the Issuer (other than certain stockholders of the Issuer, including directors and officers of the
Issuer, who have agreed to roll over a portion of their shares of the Common Stock into the Surviving Corporation, such stockholders to be referred to herein as the "Continuing Stockholders") will receive $6.00 per share in cash without interest in connection with the Merger for each share of Common Stock they hold. According to the Issuer's public announcement respecting the Merger, consummation of the transactions contemplated by the Merger Agreement is subject to several conditions, including, among others, the consummation of certain debt financings, the approval of the Merger by the Issuer's stockholders, the expiration or termination of the waiting period under the Hart-Scott Rodino laws and the absence of material adverse changes to the business of the Issuer.

         Based on the belief of Mr. Lichtenstein that the Merger should increase the value of the Issuer to its stockholders, Mr. Lichtenstein exercised 95,500 options to purchase shares of the Issuer's Common Stock as of January 5, 2000. As a result of the cashless exercise of the options, Mr. Lichtenstein increased his beneficial ownership of the Issuer's Common Stock by 46,254 shares. Additionally , each of the Reporting Persons has also agreed to roll over a portion of their aggregate shares of the Issuer's Common Stock in connection with the Merger. In connection with and as a condition to the execution and delivery of the Merger Agreement each of the Reporting Persons and NCP-SBG, L.P. signed Voting Agreements each dated as of January 5, 2000 which, among other things, appoint NCP-SBG, L.P. as each of the Reporting Person's irrevocable proxy to vote all of the Reporting Persons' shares of the Issuer's Common Stock in favor of the transactions contemplated by the Merger Agreement.

-----------------------------                       ----------------------------
CUSIP No. 803436 10 4                  13D          Page 5 of 29 Pages
-----------------------------                       ----------------------------

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         Items 5(a), 5(b) and 5(c) are hereby amended and restated in their entirety as follows:

         (a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based on 5,508,348 shares, which is the total number of shares of Common Stock outstanding as of January 4, 2000 as represented by the Issuer in the Merger Agreement.

         As of the close of business on January 5, 2000, Steel Partners II beneficially owns 506,258 shares of Common Stock, constituting approximately 9.2% of the shares outstanding and Mr. Lichtenstein beneficially owns 552,512 shares of Common Stock, constituting approximately 10.0% of the shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 506,258 shares of Common Stock owned by Steel Partners II by virtue of his authority to vote and dispose of such shares. All of the shares of Common Stock beneficially owned by Steel Partners II were acquired in open-market transactions. Mr. Lichtenstein acquired 46,254 shares of Common Stock held in his name through the cashless exercise of stock options on January 5, 2000 granted by the Issuer.

         (b) Pursuant to the Voting Agreements, the Reporting Persons each appointed NCP-SBG, L.P. as their irrevocable proxy to vote each share of the Common Stock held by them, at any annual, special or adjourned meeting of the stockholders of the Issuer (i) in favor of the adoption of the Merger Agreement , (ii) against any proposal or offer from any other person relating to the acquisition or purchase of all or substantially all of the assets of, or any equity interest in, the Issuer or any of its subsidiaries or any recapitalization, business combination or similar transaction with the Issuer or any of its subsidiaries (an "Acquisition Proposal") and (iii) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement. The proxy granted in the Voting Agreements is irrevocable until the Voting Agreements terminate.

         During the term of the Voting Agreements, the Reporting Persons each have agreed, except pursuant to the terms of the Merger Agreement and Voting Agreement, not to (A) sell, tender, pledge or otherwise dispose of shares of the Common Stock, (B) deposit such shares into a voting agreement or arrangement, or grant any proxy or power of attorney with respect to such shares or (C) enter into any instrument or arrangement with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of such shares. The Voting Agreements also provide that the Reporting Persons shall not, directly or indirectly, solicit, initiate or encourage the submission of an Acquisition Proposal by any person.

         The Voting Agreements terminate upon the earlier of (i) the termination of the Merger Agreement, in accordance with its terms, for any reason and (ii) the consummation of the Merger.

         (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

-----------------------------                       ----------------------------
CUSIP No. 803436 10 4                  13D          Page 6 of 29 Pages
-----------------------------                       ----------------------------

Item 6.  Contracts,  Arrangements,  Understandings or Relationships with Respect
         -----------------------------------------------------------------------
         to Securities of Issuer.
         ------------------------

         Item 6 is hereby supplemented as follows:

         The descriptions of the Voting Agreements provided in Item 5 above are hereby incorporated herein. The preceding summary of the same is not intended to be complete and is qualified in its entirety by reference to the full text of the same, copies of which are incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.
         ----------------------------------

         Item 7 is hereby supplemented as follows:

         Exhibit 3 Voting Agreement dated as of January 5, 2000 among NCP-SBG, L.P. and Steel Partners II, L.P.

         Exhibit 4 Voting Agreement dated as of January 5, 2000 among NCP-SBG, L.P. and Warren G. Lichtenstein.


                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: January 17, 2000            STEEL PARTNERS II, L.P.

                                   By: Steel Partners, L.L.C., General Partner


                                   By: /s/ Warren G. Lichtenstein
                                      ------------------------------------------
                                         Warren G. Lichtenstein,
                                         Chief Executive Officer


                                      /s/ Warren G. Lichtenstein
                                   ---------------------------------------------
                                         Warren G. Lichtenstein

-----------------------------                       ----------------------------
CUSIP No. 803436 10 4                  13D          Page 7 of 29 Pages
-----------------------------                       ----------------------------


                                   SCHEDULE A
                        Transactions in the Common Stock
                             Within the Past 60 Days

                             Warren G. Lichtenstein

         Shares of Common
          Stock Purchased         Price Per Share             Date of Purchases
          ---------------         ---------------             -----------------


            46,254            Cashless Exercise Price           January 5, 2000
                              of Stock Options at $4.75
                              per share

         There were no transactions for Steel Partners II, L.P. within the past 60 days of the filing of this Amendment No. 2 of Schedule 13D.

-----------------------------                       ----------------------------
CUSIP No. 803436 10 4                  13D          Page 8 of 29 Pages
-----------------------------                       ----------------------------


                                  EXHIBIT INDEX

Exhibit 3 Voting Agreement dated as of January 5, 2000 among NCP-SBG, L.P. and Steel Partners II, L.P.

Exhibit 4 Voting Agreement dated as of January 5, 2000 among NCP-SBG, L.P. and Warren G. Lichtenstein.

-----------------------------                       ----------------------------
CUSIP No. 803436 10 4                  13D          Page 9 of 29 Pages
-----------------------------                       ----------------------------

                                    EXHIBIT 3
                                VOTING AGREEMENT

                  VOTING AGREEMENT, dated as of January 5, 2000 (this "Agreement"), among NCP-SBG, L.P., a Delaware limited partnership ("Purchaser"), and Steel Partners II, L.P. ("Stockholder"). Capitalized terms used herein without definition shall have the meanings set forth in the Merger Agreement (as defined herein).

                  WHEREAS, as of the date hereof, Stockholder owns or controls 506,258 shares of Class A Common Stock, par value $.01 per share (the "Class A Company Common Stock"), of Saratoga Beverage Group, Inc., a Delaware corporation (the "Company") and no shares of Class B Common Stock, par value $0.01 per share of the Company (the "Class B Common Stock") (all such shares of Class A Common Stock and Class B Common Stock and any shares of Class A Common Stock or Class B Common Stock of which ownership (either beneficially or of record) or control is hereafter acquired by the Stockholder prior to the termination of this Agreement being referred to herein as the "Shares");

                  WHEREAS, Purchaser, NCP-SBG Recapitalization Corp., a Delaware corporation ("MergerCo"), and the Company are entering into a Stock Purchase Agreement and Agreement and Plan of Merger, dated as of even date herewith (as the same may be amended from time to time, the "Merger Agreement"), which provides, upon the terms and subject to the conditions thereof, for the merger of MergerCo with and into the Company (the "Merger"); and

                  WHEREAS, as a condition to the willingness of Purchaser and MergerCo to enter into the Merger Agreement, Purchaser and MergerCo have required that the Stockholder agree, and, in order to induce Purchaser and MergerCo to enter into the Merger Agreement, the Stockholder has agreed, subject to the terms and conditions hereof, to vote all Shares he or it then owns or controls at the time of the Special Meeting in favor of the adoption of the Merger Agreement.

                  NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Merger Agreement, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I
                          TRANSFER AND VOTING OF SHARES

                  Section 1.1 Transfer of Shares. (a) During the term of this Agreement, the Stockholder shall not (i) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing its obligations under this Agreement, or (ii) except pursuant to the terms of the Merger Agreement and this Agreement (A) sell, tender, pledge or otherwise dispose of any of the Shares, (B) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or grant any proxy or power of attorney with respect thereto or (C) enter into any instrument or arrangement with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any Shares; provided, however, that the Stockholder shall have the right to transfer Shares by gift to any

-----------------------------                       ----------------------------
CUSIP No. 803436 10 4                  13D          Page 10 of 29 Pages
-----------------------------                       ----------------------------

Person directly or indirectly controlled by the Stockholder or through the laws of descent, provided, further that such transferee agrees in writing to become a party to this Agreement.

                  (b) Stop Transfer. The Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement.

                  Section 1.2 Voting of Shares; Further Assurances. (a) The Stockholder, with respect to all Shares, does hereby irrevocably (until the termination hereof in accordance with Section 5.12) constitute and appoint NCP-SBG with full power of substitution, as his or its true and lawful attorney and proxy, for and in his or its name, place and stead, to vote each of such Shares as his or its proxy, at any annual, special or adjourned meeting of the stockholders of the Company (including the right to sign his or its name, as stockholder, to any consent, certificate or other document relating to the Company that may be permitted or required by applicable Law) (i) in favor of the adoption of the Merger Agreement, (ii) against any transaction pursuant to an Acquisition Proposal (as defined herein) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled or could impede, interfere with, delay or materially adversely affect the Merger or the transactions contemplated hereby or by the Merger Agreement and (iii) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement. THE STOCKHOLDER ACKNOWLEDGES THAT PURCHASER AND MERGERCO ARE ENTERING INTO THE MERGER AGREEMENT IN RELIANCE UPON THIS AGREEMENT AND INTENDS THIS PROXY TO BE IRREVOCABLE (UNTIL THE TERMINATION HEREOF IN ACCORDANCE WITH SECTION 5.12) AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION AND EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY THE STOCKHOLDER WITH RESPECT TO THE SHARES. NOTWITHSTANDING THE FOREGOING, THIS PROXY SHALL BE AUTOMATICALLY REVOKED WITHOUT ANY FURTHER ACTION ON THE PART OF ANY STOCKHOLDER OR PURCHASER UPON THE TERMINATION HEREOF IN ACCORDANCE WITH SECTION 5.12. The Stockholder further agrees to cause all Shares controlled or owned by him beneficially and of record to be voted in accordance with the foregoing. The Stockholder hereby acknowledges both receipt of a copy of the Merger Agreement and that such Stockholder understands the contents thereof.

                  (b) The Stockholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Purchaser the power to carry out the provisions of this Agreement; provided, however, the Stockholder shall not be required to pay any monies or incur any liability in connection with the foregoing.

                  (c) The Stockholder shall take all such other actions as such other actions as shall be reasonably requested by Purchaser in order to assist in, and shall cooperate with Purchaser in connection with, the consummation of the transactions contemplated by the Merger Agreement; provided, however, the Stockholder shall not be required to pay any monies or incur any liability in connection with the foregoing.

-----------------------------                       ----------------------------
CUSIP No. 803436 10 4                  13D          Page 11 of 29 Pages
-----------------------------                       ----------------------------



                  Section 1.3 Waiver of Appraisal Rights and Dissenter's Rights. The Stockholder hereby waives any rights of appraisal or rights to dissent that Stockholder may have under applicable Law in connection with the Merger.

                  Section 1.4 Certain Events. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of Law or otherwise, including, without limitation, the Stockholder's heirs, guardians, administrators or successors or as a result of any divorce.

                                   ARTICLE II
                                NON-SOLICITATION

                  Section 2.1 Acquisition Proposals. The Stockholder shall not, directly or indirectly, through any representative, agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any Person relating to any acquisition or purchase of all or substantially all of the assets of, or any equity interest in, the Company or any of its Subsidiaries or any recapitalization, business combination or similar transaction with the Company or any of its Subsidiaries (any communication with respect to the foregoing being an "Acquisition Proposal") or enter into any agreement with respect to, or sell, transfer or otherwise dispose of any shares of Company Common Stock pursuant to, any Acquisition Proposal. The Stockholder will immediately cease all existing activities, discussions and negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. From and after the execution of this Agreement, the Stockholder shall as promptly as practicable advise Purchaser in writing of the receipt, directly or indirectly, of any inquiries, discussions, negotiations or proposals relating to an Acquisition Proposal that the Stockholder receives (including the material terms thereof and the identity of the other party or parties involved) and furnish to Purchaser within two Business Days of such receipt an accurate description of all material terms (including any changes or adjustments to such terms as a result of negotiations or otherwise) of any such written proposal in addition to any information provided to any third party relating thereto.

                                   ARTICLE III
                         REPRESENTATIONS AND WARRANTIES
                               OF THE STOCKHOLDER

                  The Stockholder hereby represents and warrants to Purchaser as follows:

                  Section 3.1 Authorization. The Stockholder has the legal capacity, power and authority to enter into, and perform all of his or its obligations under, this Agreement. This Agreement has been duly executed and delivered by the Stockholder and constitutes the legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

                  Section 3.2 No Conflict; Consents. (a) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will result in (with or without notice or lapse of time or both) (i) any breach, violation or default under any agreement or instrument to which the Stockholder is a party or by which the Stockholder or his or its properties or

-----------------------------                       ----------------------------
CUSIP No. 803436 10 4                  13D          Page 12 of 29 Pages
-----------------------------                       ----------------------------


assets are bound, (ii) the violation of any Law applicable to or affecting the Stockholder of any of his or its properties or assets, or (iii) the creation of any Lien on the Stockholder or his or its properties or assets, except the encumbrances and proxies on the shares created hereby. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated by this Agreement. If such Stockholder is married and such Stockholder's Shares constitute community property or otherwise require spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, such Stockholder's spouse, enforceable against such person in accordance with its terms.

                  (b) No Governmental Approval of any Governmental Authority is necessary for the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby, except for applicable requirements, if any, of the Exchange Act and the HSR Act.

                  Section 3.3 Title to Shares.  Schedule A sets forth the number and class of Shares with respect to which the Stockholder is either (i) the record holder and beneficial owner; (ii) the general partner of a limited partnership that is the record holder, and whose beneficiaries are the beneficial owners; or (iii) the beneficial owner but not the record holder. The Stockholder has (i) sole power of dis-position; (ii) sole voting power and (iii) sole power to demand appraisal rights, in each case with respect to all of the Shares and with no restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. The -Shares and the certificates representing the Shares are now and at all times during the term hereof will be held by the Stock-holder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all Liens, proxies, voting trusts or agreements, understandings, arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder and except for the Stockholder Agreement, dated as of October 13, 1998, by and among the Company, Steven Bogen, Robin Prever and Anthony Malatino and the Stockholders' Agreement, as of October 22, 1998 between Robin Prever and Anthony Malatino.

                  Section 3.4 No Brokers. No broker, investment banker, financial adviser or other Person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such
Stockholder.

                  Section 3.5 Stockholders Agreement. The Stockholder hereby covenants and agrees that, as of the Effective Time, he or it will enter into a Stockholders Agreement substantially in the form set forth in Exhibit A hereto.

                  Section 3.6 Merger Agreement Consideration. The Stockholder hereby acknowledges and agrees that (i) the consideration to be received by such Stockholder pursuant to the Merger Agreement is different in form and kind than the consideration to be received by certain other stockholders of the Company,
(ii) subject to the terms and conditions of the Merger Agreement, each Cashed Out Share (as defined in the Merger Agreement) held by it will be converted pursuant to the Merger Agreement into the right to receive, without interest, cash in the amount of the Per Share Merger Consideration (as defined in the Merger Agreement) and each Rollover Share (as defined in the Merger

-----------------------------                       ----------------------------
CUSIP No. 803436 10 4                  13D          Page 13 of 29 Pages
-----------------------------                       ----------------------------

Agreement) held by it will be converted pursuant to the Merger Agreement into the right to receive a number of shares of Surviving Corporation Common Stock (as defined in the Merger Agreement) equal to the quotient of (x) the Per Share Merger Consideration divided by (y) the Per Share Amount (as defined in the Merger Agreement), and (iii) such consideration is equal in value to the consideration to be received by such other stockholders. The Stockholder hereby waives any and all claims against the Company and the other parties to the Merger Agreement with respect to the adequacy of the consideration received by any Stockholder thereunder.


                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES
                                  OF PURCHASER

                  Purchaser hereby represent and warrant to the Stockholder as follows:

                  Section 4.1 Due Organization; Authorization. Purchaser is duly organized and validly existing under the laws of the State of Delaware. Purchaser has all necessary limited partnership power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Purchaser have been duly authorized by all necessary limited partnership action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms.

                  Section 4.2 No Conflict; Consents. (a) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will result in (with or without notice or lapse of time or both) (i) any breach, violation or default under (x) any provision of the Organizational Documents of Purchaser, (y) any Law applicable to or affecting Purchaser or any of its properties or assets, or (z) any agreement or instrument to which Purchaser is a party or by which Purchaser or any of its properties or assets are bound, or (ii) the creation of any Lien on Purchaser or its properties or assets.

                  (b) No Governmental Approval of any Governmental Authority is necessary for the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby, except for applicable requirements, if any, of the Exchange Act and the HSR
Act.

                  Section 4.3 No Brokers. No broker, investment banker, financial adviser or other Person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission from the Stockholder in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of NCP-SBG or its Affiliates.

-----------------------------                       ----------------------------
CUSIP No. 803436 10 4                  13D          Page 14 of 29 Pages
-----------------------------                       ----------------------------

                                    ARTICLE V
                               GENERAL PROVISIONS

                  Section 5.1 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) mailed, certified or registered mail with postage prepaid, (c) sent by next-day or overnight mail or delivery or (d) sent by telecopy or telegram, as follows:

                  (a)      if to Purchaser to it:

                           c/o North Castle Partners, L.L.C.
                           60 Arch Street
                           Greenwich, Connecticut 06830
                           Facsimile:  (203) 618-1860
                           Telephone:  (203) 862-3250
                           Attention:  Peter J. Shabecoff

                           with a copy to:
                           Debevoise & Plimpton
                           875 Third Avenue
                           New York, New York 10022
                           Facsimile:  (212) 909-6836
                           Telephone:  (212) 909-6000
                           Attention:  Franci J. Blassberg, Esq.


                  (b) If to Stockholder to the address set forth on the signature page hereto with a copy to:

                           Bourne Noll & Kenyon
                           382 Springfield Avenue
                           Summit, NJ 07902-0690
                           Facsimile:  (908) 277-6808
                           Telephone:  (908) 277-2200
                           Attention:  John F. Kuntz, Esq.

or, in each case, at such other address as may be specified in writing to the other parties hereto.

                  All such notices, requests, demands, waivers and other communications shall be deemed to have been received (w) if by personal delivery on the day after such delivery, (x) if by certified or registered mail, on the seventh Business Day after the mailing thereof, (y) if by next-day or overnight mail or delivery, on the day delivered, (z) if by telecopy or telegram, on the next day following the day on which such telecopy or telegram was sent, provided that a copy is also sent by certified or registered mail.

-----------------------------                       ----------------------------
CUSIP No. 803436 10 4                  13D          Page 15 of 29 Pages
-----------------------------                       ----------------------------

                  Section 5.2 Severability. If any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative, or unenforceable to any extent whatsoever.

                  Section 5.3 Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

                  Section 5.4 Assignment. Except in connection with a transfer of Shares otherwise permitted hereunder, this Agreement shall not be assignable or otherwise transferable by any party hereto without the prior written consent of parties hereto, and any purported assignment or other transfer without such consent shall be void and unenforceable; provided that Purchaser may assign this Agreement or any of its rights and obligations hereunder to any of its Affiliates or any other Person to whom it has validly assigned its rights under the Merger Agreement.

                  Section 5.5 Amendment, Waivers, etc. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

                  Section 5.6 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any person or entity other than the parties hereto and their respective heirs, successors and permitted assigns, except that the parties hereto hereby agree that the Company is a third party beneficiary of this Agreement.

                  Section 5.7 Specific Performance. The parties hereto agree that irreparable harm would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

                  Section 5.8 Governing Law. (a) EXCEPT TO THE EXTENT THE LAWS OF THE STATE OF DELAWARE MANDATORILY APPLY, THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING AS TO VALIDITY, INTERPRETATION AND EFFECT, BY THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS RULES THEREOF TO THE EXTENT THAT THE APPLICATION OF THE

-----------------------------                       ----------------------------
CUSIP No. 803436 10 4                  13D          Page 16 of 29 Pages
-----------------------------                       ----------------------------

LAW OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE COUNTY OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND OF THE DOCUMENTS REFERRED TO IN THIS AGREEMENT, AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY. EACH PARTY HEREBY WAIVES AND AGREES NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR THE INTERPRETATION AND ENFORCEMENT HEREOF, OR ANY SUCH DOCUMENT OR IN RESPECT OF ANY SUCH TRANSACTION, THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THE VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS. EACH PARTY HEREBY CONSENTS TO AND GRANTS ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF ANY SUCH DISPUTE AND AGREE THAT THE MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION
5.1 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

                  (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OR ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.8(b).

                  Section 5.9 Headings; Counterparts. The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.

                  Section 5.10 Capacity. Purchaser hereby acknowledges that the Stockholder is entering into this Agreement solely in his or its capacity as a record and beneficial owner of the Shares, and nothing contained herein shall impose any obligation on the Stockholder in his or its capacity as a

-----------------------------                       ----------------------------
CUSIP No. 803436 10 4                  13D          Page 17 of 29 Pages
-----------------------------                       ----------------------------

director, officer or employee of the Company or limit or restrict any actions taken or to be taken by him or it in any such capacity.

                  Section 5.11 Definitions;  Construction.  For purposes of this
                  Agreement:

         (i) "beneficially own" or "beneficial ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as deter-mined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities beneficially owned by a Person shall include securities beneficially owned by all other Persons with whom such Person would constitute a "group" as described in Section 13(d)(3) of the Exchange Act.

         (ii) In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

                  Section 5.12 Termination. Notwithstanding anything in this Agreement to the contrary, the obligations of the Stockholder pursuant to this Agreement shall terminate upon the earlier of (i) the termination of the Merger Agreement, in accordance with its terms, for any reason and (ii) the consummation of the Merger.


            [THE REMAINDER OF THIS PAGE WAS INTENTIONALLY LEFT BLANK]

-----------------------------                       ----------------------------
CUSIP No. 803436 10 4                  13D          Page 18 of 29 Pages
-----------------------------                       ----------------------------

                  IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


                                  NCP-SBG, L.P.

                                  By: NCP-SBG GP, L.LC.,
                                         its General Partner


                                  By:       /s/ Peter J. Shabecoff
                                            ------------------------------------
                                  Name:     Peter J. Shabecoff
                                  Title:    Executive Vice President


                                  STEEL PARTNERS II, L.P.


                                  By:  STEEL PARTNERS, L.L.C.,
                                       its General Partner



                                  By:       /s/ Warren Lichtenstein
                                            ------------------------------------
                                  Name:     Warren Lichtenstein
                                  Title:    Managing Member


                                  Address of Stockholder:

                                  150 East 52nd Street, 21st Floor
                                  New York, NY  10022

-----------------------------                       ----------------------------
CUSIP No. 803436 10 4                  13D          Page 19 of 29 Pages
-----------------------------                       ----------------------------
                                   Schedule A


Stockholder is the:                 Number of Shares of      Number of Shares of
                                    Class A Common Stock           Class B
                                                                 Common Stock
--------------------------------------------------------------------------------
Record and beneficial owner                506,258                  None
--------------------------------------------------------------------------------
General partner of a limited                None                    None
partnership that is the record
owner of, and whose
beneficiaries are the beneficial
owners of
--------------------------------------------------------------------------------
Beneficial owner but not the                None                    None
record holder
--------------------------------------------------------------------------------

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CUSIP No. 803436 10 4                  13D          Page 20 of 29 Pages
-----------------------------                       ----------------------------

                                    Exhibit 4
                                VOTING AGREEMENT


           VOTING AGREEMENT, dated as of January 5, 2000 (this "Agreement"), among NCP-SBG, L.P., a Delaware limited partnership ("Purchaser"), and Warren G. Lichtenstein ("Stockholder"). Capitalized terms used herein without definition shall have the meanings set forth in the Merger Agreement (as defined herein).

           WHEREAS, as of the date hereof, Stockholder owns or controls 552,512 shares of Class A Common Stock, par value $.01 per share (the "Class A Company Common Stock"), of Saratoga Beverage Group, Inc., a Delaware corporation (the "Company") and no shares of Class B Common Stock, par value $0.01 per share of the Company (the "Class B Common Stock") (all such shares of Class A Common Stock and Class B Common Stock and any shares of Class A Common Stock or Class B Common Stock of which ownership (either beneficially or of record) or control is hereafter acquired by the Stockholder prior to the termination of this Agreement being referred to herein as the "Shares");

           WHEREAS, Purchaser, NCP-SBG Recapitalization Corp., a Delaware corporation ("MergerCo"), and the Company are entering into a Stock Purchase Agreement and Agreement and Plan of Merger, dated as of even date herewith (as the same may be amended from time to time, the "Merger Agreement"), which provides, upon the terms and subject to the conditions thereof, for the merger of MergerCo with and into the Company (the "Merger"); and

           WHEREAS, as a condition to the willingness of Purchaser and MergerCo to enter into the Merger Agreement, Purchaser and MergerCo have required that the Stockholder agree, and, in order to induce Purchaser and MergerCo to enter into the Merger Agreement, the Stockholder has agreed, subject to the terms and conditions hereof, to vote all Shares he or it then owns or controls at the time of the Special Meeting in favor of the adoption of the Merger Agreement.

           NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Merger Agreement, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I
                          TRANSFER AND VOTING OF SHARES

           Section 1.1 Transfer of Shares. (a) During the term of this Agreement, the Stockholder shall not (i) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing its obligations under this Agreement, or (ii) except pursuant to the terms of the Merger Agreement and this Agreement (A) sell, tender, pledge or otherwise dispose of any of the Shares, (B) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or grant any proxy or power of attorney with respect thereto or (C) enter into any instrument or arrangement with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any Shares; provided, however, that the Stockholder shall have the right to transfer Shares by gift to any

-----------------------------                       ----------------------------
CUSIP No. 803436 10 4                  13D          Page 21 of 29 Pages
-----------------------------                       ----------------------------

Person directly or indirectly controlled by the Stockholder or through the laws of descent, provided, further that such transferee agrees in writing to become a party to this Agreement.

           (b) Stop Transfer. The Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement.

           Section 1.2 Voting of Shares; Further Assurances. (a) The Stockholder, with respect to all Shares, does hereby irrevocably (until the termination hereof in accordance with Section 5.12) constitute and appoint NCP-SBG with full power of substitution, as his or its true and lawful attorney and proxy, for and in his or its name, place and stead, to vote each of such Shares as his or its proxy, at any annual, special or adjourned meeting of the stockholders of the Company (including the right to sign his or its name, as stockholder, to any consent, certificate or other document relating to the Company that may be permitted or required by applicable Law) (i) in favor of the adoption of the Merger Agreement, (ii) against any transaction pursuant to an Acquisition Proposal (as defined herein) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled or could impede, interfere with, delay or materially adversely affect the Merger or the transactions contemplated hereby or by the Merger Agreement and (iii) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement. THE STOCKHOLDER ACKNOWLEDGES THAT PURCHASER AND MERGERCO ARE ENTERING INTO THE MERGER AGREEMENT IN RELIANCE UPON THIS AGREEMENT AND INTENDS THIS PROXY TO BE IRREVOCABLE (UNTIL THE TERMINATION HEREOF IN ACCORDANCE WITH SECTION 5.12) AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION AND EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY THE STOCKHOLDER WITH RESPECT TO THE SHARES. NOTWITHSTANDING THE FOREGOING, THIS PROXY SHALL BE AUTOMATICALLY REVOKED WITHOUT ANY FURTHER ACTION ON THE PART OF ANY STOCKHOLDER OR PURCHASER UPON THE TERMINATION HEREOF IN ACCORDANCE WITH SECTION 5.12. The Stockholder further agrees to cause all Shares controlled or owned by him beneficially and of record to be voted in accordance with the foregoing. The Stockholder hereby acknowledges both receipt of a copy of the Merger Agreement and that such Stockholder understands the contents thereof.

           (b) The Stockholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Purchaser the power to carry out the provisions of this Agreement; provided, however, the Stockholder shall not be required to pay any monies or incur any liability in connection with the foregoing.

           (c) The Stockholder shall take all such other actions as such other actions as shall be reasonably requested by Purchaser in order to assist in, and shall cooperate with Purchaser in connection with, the consummation of the transactions contemplated by the Merger Agreement; provided, however, the Stockholder shall not be required to pay any monies or incur any liability in connection with the foregoing.

-----------------------------                       ----------------------------
CUSIP No. 803436 10 4                  13D          Page 22 of 29 Pages
-----------------------------                       ----------------------------

           Section 1.3 Waiver of Appraisal Rights and Dissenter's Rights. The Stockholder hereby waives any rights of appraisal or rights to dissent that Stockholder may have under applicable Law in connection with the Merger.

           Section 1.4 Certain Events. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of Law or otherwise, including, without limitation, the Stockholder's heirs, guardians, administrators or successors or as a result of any divorce.


                                   ARTICLE II
                                NON-SOLICITATION

           Section 2.1 Acquisition Proposals. The Stockholder shall not, directly or indirectly, through any representative, agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any Person relating to any acquisition or purchase of all or substantially all of the assets of, or any equity interest in, the Company or any of its Subsidiaries or any recapitalization, business combination or similar transaction with the Company or any of its Subsidiaries (any communication with respect to the foregoing being an "Acquisition Proposal") or enter into any agreement with respect to, or sell, transfer or otherwise dispose of any shares of Company Common Stock pursuant to, any Acquisition Proposal. The Stockholder will immediately cease all existing activities, discussions and negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. From and after the execution of this Agreement, the Stockholder shall as promptly as practicable advise Purchaser in writing of the receipt, directly or indirectly, of any inquiries, discussions, negotiations or proposals relating to an Acquisition Proposal that the Stockholder receives (including the material terms thereof and the identity of the other party or parties involved) and furnish to Purchaser within two Business Days of such receipt an accurate description of all material terms (including any changes or adjustments to such terms as a result of negotiations or otherwise) of any such written proposal in addition to any information provided to any third party relating thereto.


                                   ARTICLE III
                         REPRESENTATIONS AND WARRANTIES
                               OF THE STOCKHOLDER

           The Stockholder hereby represents and warrants to Purchaser as follows:

           Section 3.1 Authorization. The Stockholder has the legal capacity, power and authority to enter into, and perform all of his or its obligations under, this Agreement. This Agreement has been duly executed and delivered by the Stockholder and constitutes the legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

           Section 3.2 No Conflict; Consents. (a) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will result in (with or without notice or lapse of time or both) (i) any breach, violation or default under any agreement or instrument to which

-----------------------------                       ----------------------------
CUSIP No. 803436 10 4                  13D          Page 23 of 29 Pages
-----------------------------                       ----------------------------


the Stockholder is a party or by which the Stockholder or his or its properties or assets are bound, (ii) the violation of any Law applicable to or affecting the Stockholder of any of his or its properties or assets, or (iii) the creation of any Lien on the Stockholder or his or its properties or assets, except the encumbrances and proxies on the shares created hereby. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated by this Agreement. If such Stockholder is married and such Stockholder's Shares constitute community property or otherwise require spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, such Stockholder's spouse, enforceable against such person in accordance with its terms.

           (b) No Governmental Approval of any Governmental Authority is necessary for the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby, except for applicable requirements, if any, of the Exchange Act and the HSR Act.

           Section 3.3 Title to Shares. Schedule A sets forth the number and class of Shares with respect to which the Stockholder is either (i) the record holder and beneficial owner; (ii) the general partner of a limited partnership that is the record holder, and whose beneficiaries are the beneficial owners; or
(iii) the beneficial owner but not the record holder. The Stockholder has (i) sole power of disposition; (ii) sole voting power and (iii) sole power to demand appraisal rights, in each case with respect to all of the Shares and with no restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. The Shares and the certificates representing the Shares are now and at all times during the term hereof will be held by the Stock-holder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all Liens, proxies, voting trusts or agreements, understandings, arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder and except for the Stockholder Agreement, dated as of October 13, 1998, by and among the Company, Steven Bogen, Robin Prever and Anthony Malatino and the Stockholders' Agreement, as of October 22, 1998 between Robin Prever and Anthony Malatino.

           Section 3.4 No Brokers. No broker, investment banker, financial adviser or other Person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

           Section 3.5 Stockholders Agreement. The Stockholder hereby covenants and agrees that, as of the Effective Time, he or it will enter into a Stockholders Agreement substantially in the form set forth in Exhibit A hereto.

           Section 3.6 Merger Agreement Consideration. The Stockholder hereby acknowledges and agrees that (i) the consideration to be received by such Stockholder pursuant to the Merger Agreement is different in form and kind than the consideration to be received by certain other stockholders of the Company,
(ii) subject to the terms and conditions of the Merger Agreement, each Cashed Out Share (as defined in the Merger Agreement) held by it will be converted pursuant to the Merger Agreement into the right to receive, without interest, cash in the amount of the Per Share Merger Consideration (as defined in the Merger Agreement) and each Rollover Share (as defined in the Merger Agreement) held

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CUSIP No. 803436 10 4                  13D          Page 24 of 29 Pages
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by it will be  converted  pursuant  to the  Merger  Agreement  into the right to receive a number of shares of Surviving Corporation Common Stock (as defined in the Merger Agreement) equal to the quotient of (x) the Per Share Merger Consideration divided by (y) the Per Share Amount (as defined in the Merger Agreement), and (iii) such consideration is equal in value to the consideration to be received by such other stockholders. The Stockholder hereby waives any and all claims against the Company and the other parties to the Merger Agreement with respect to the adequacy of the consideration received by any Stockholder thereunder.


                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES
                                  OF PURCHASER

           Purchaser hereby represent and warrant to the Stockholder as follows:

           Section 4.1 Due Organization; Authorization. Purchaser is duly organized and validly existing under the laws of the State of Delaware. Purchaser has all necessary limited partnership power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Purchaser have been duly authorized by all necessary limited partnership action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms.

           Section 4.2 No Conflict; Consents. (a) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will result in (with or without notice or lapse of time or both) (i) any breach, violation or default under (x) any provision of the Organizational Documents of Purchaser, (y) any Law applicable to or affecting Purchaser or any of its properties or assets, or (z) any agreement or instrument to which Purchaser is a party or by which Purchaser or any of its properties or assets are bound, or (ii) the creation of any Lien on Purchaser or its properties or assets.

           (b) No Governmental Approval of any Governmental Authority is necessary for the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby, except for applicable requirements, if any, of the Exchange Act and the HSR Act.

           Section 4.3 No Brokers. No broker, investment banker, financial adviser or other Person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission from the Stockholder in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of NCP-SBG or its Affiliates.

-----------------------------                       ----------------------------
CUSIP No. 803436 10 4                  13D          Page 25 of 29 Pages
-----------------------------                       ----------------------------

                                    ARTICLE V
                               GENERAL PROVISIONS

           Section 5.1 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) mailed, certified or registered mail with postage prepaid, (c) sent by next-day or overnight mail or delivery or (d) sent by telecopy or telegram, as follows:

           (a)  if to Purchaser to it:

                c/o North Castle Partners, L.L.C.
                60 Arch Street
                Greenwich, Connecticut 06830
                Facsimile:  (203) 618-1860
                Telephone: (203) 862-3250
                Attention:  Peter J. Shabecoff

                with a copy to:
                Debevoise & Plimpton
                875 Third Avenue
                New York, New York 10022
                Facsimile:  (212) 909-6836
                Telephone: (212) 909-6000
                Attention: Franci J. Blassberg, Esq.

           (b) If to Stockholder to the address set forth on the signature page hereto with a copy to:

                Bourne Noll & Kenyon
                382 Springfield Avenue
                Summit, NJ 07902-0690
                Facsimile:   (908) 277-6808
                Telephone: (908) 277-2200
                Attention: John F. Kuntz, Esq.

or, in each case, at such other address as may be specified in writing to the other parties hereto.

           All such notices, requests, demands, waivers and other communications shall be deemed to have been received (w) if by personal delivery on the day after such delivery, (x) if by certified or registered mail, on the seventh Business Day after the mailing thereof, (y) if by next-day or overnight mail or delivery, on the day delivered, (z) if by telecopy or telegram, on the next day following the day on which such telecopy or telegram was sent, provided that a copy is also sent by certified or registered mail.

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CUSIP No. 803436 10 4                  13D          Page 26 of 29 Pages
-----------------------------                       ----------------------------

           Section 5.2 Severability. If any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative, or unenforceable to any extent whatsoever.

           Section 5.3 Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

           Section 5.4 Assignment. Except in connection with a transfer of Shares otherwise permitted hereunder, this Agreement shall not be assignable or otherwise transferable by any party hereto without the prior written consent of parties hereto, and any purported assignment or other transfer without such consent shall be void and unenforceable; provided that Purchaser may assign this Agreement or any of its rights and obligations hereunder to any of its Affiliates or any other Person to whom it has validly assigned its rights under the Merger Agreement.

           Section 5.5 Amendment, Waivers, etc. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

           Section 5.6 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any person or entity other than the parties hereto and their respective heirs, successors and permitted assigns, except that the parties hereto hereby agree that the Company is a third party beneficiary of this Agreement.

           Section 5.7 Specific Performance. The parties hereto agree that irreparable harm would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

           Section 5.8 Governing Law. (a) EXCEPT TO THE EXTENT THE LAWS OF THE STATE OF DELAWARE MANDATORILY APPLY, THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING AS TO VALIDITY, INTERPRETATION AND EFFECT, BY THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS RULES THEREOF TO THE EXTENT THAT THE APPLICATION OF THE

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CUSIP No. 803436 10 4                  13D          Page 27 of 29 Pages
-----------------------------                       ----------------------------

LAW OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE COUNTY OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND OF THE DOCUMENTS REFERRED TO IN THIS AGREEMENT, AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY. EACH PARTY HEREBY WAIVES AND AGREES NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR THE INTERPRETATION AND ENFORCEMENT HEREOF, OR ANY SUCH DOCUMENT OR IN RESPECT OF ANY SUCH TRANSACTION, THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THE VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS. EACH PARTY HEREBY CONSENTS TO AND GRANTS ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF ANY SUCH DISPUTE AND AGREE THAT THE MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION
5.1 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

           (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OR ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES --- THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.8(b).

           Section 5.9 Headings; Counterparts. The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.

           Section 5.10 Capacity. Purchaser hereby acknowledges that the Stockholder is entering into this Agreement solely in his or its capacity as a record and beneficial owner of the Shares, and nothing contained herein shall impose any obligation on the Stockholder in his or its capacity as a director,

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CUSIP No. 803436 10 4                  13D          Page 28 of 29 Pages
-----------------------------                       ----------------------------


officer or employee of the Company or limit or restrict any actions taken or to be taken by him or it in any such capacity.

           Section  5.11  Definitions;   Construction.   For  purposes  of  this
           Agreement:

      (i) "beneficially own" or "beneficial ownership" with respect to any securities shall mean - having "beneficial ownership" of such securities (as deter-mined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities beneficially owned by a Person shall include securities beneficially owned by all other Persons with whom such Person would constitute a "group" as described in Section 13(d)(3) of the Ex-change Act.

      (ii) In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

           Section 5.12 Termination. Notwithstanding anything in this Agreement to the contrary, the obligations of the Stockholder pursuant to this Agreement shall terminate upon the earlier of (i) the termination of the Merger Agreement, in accordance with its terms, for any reason and (ii) the consummation of the Merger.


           IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                    NCP-SBG, L.P.

                                    By: NCP-SBG GP, L.LC.,
                                    its General Partner

                                    By:  /s/ Peter J. Shabecoff
                                       -----------------------------------------
                                    Name:   Peter J. Shabecoff
                                    Title:  Executive Vice President

                                        /s/ Warren G. Lichtenstein
                                    --------------------------------------------
                                    WARREN G. LICHTENSTEIN

                                    Address of Stockholder:

                                    c/o Steel Partners, L.L.C.
                                    150 East 52nd Street, 21st Floor
                                    New York, NY  10022

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CUSIP No. 803436 10 4                  13D          Page 29 of 29 Pages
-----------------------------                       ----------------------------

                                   Schedule A



Stockholder is the:             Number of Shares of        Number of Shares of
                                Class A Common Stock     Class B Common Stock
--------------------------------------------------------------------------------
Record and beneficial owner            46,254                    None
--------------------------------------------------------------------------------
General partner of a limited          506,258                    None
partnership that is the
record
owner of, and whose
beneficiaries are the
beneficial owners of
--------------------------------------------------------------------------------
Beneficial owner but not the           None                      None
record holder
--------------------------------------------------------------------------------